

June 11, 2013

<u>Via E-mail</u>
Daniel W. Balsiger
President
MyEZsmokes, Inc.
11839 Sorrento Valley Road
Suite 39-C1
San Diego, CA 92121

> **Re: MyEZsmokes, Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed May 29, 2013**
> **File No. 024-10336**

Dear Mr. Balsiger:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Item 1. Significant Parties, page 1

1.   We note your response to prior comment 1. However, you continue to disclose that Kodiak Capital *may* be deemed to be an underwriter. Please revise the disclosure to state that Kodiak Capital *is* an underwriter.

Risk Factors, page 12

2.   Please include risk factors that highlight your business could be adversely affected if your product is taxed like other tobacco products and that you may experience product liability claims from the marketing and sale of electronic cigarettes. Also, include risk factors to highlight that you face competition from sellers of electronic cigarettes that may illegally ship their products into the United States for delivery to customers and that internet

security poses a risk to your e-commerce sales. In addition, add a risk factor to highlight that the application of the Prevent All Cigarette Trafficking Act and/or the Federal Cigarette Labeling and Advertising Act to electronic cigarettes would have a material adverse effect on your business.

Direct Competitors, page 19

3.   Please expand the disclosure in the fifth bullet point in this section to disclose that Lorillard acquired Blu Cig. Also, expand the list of competitors to include a bullet point to disclose that Reynolds American, Inc. recently announced that it will sell e-cigarettes in Colorado ahead of a national rollout. In addition, please ensure that you include bullet points that identify your other major competitors, such as Logic, 21st Century and Nicotek.

Manufacturing/Distribution, page 22

4.   Your disclosure in this section that you do not have any major distribution channels in place appears to conflict with information on your website that you are: "currently retailing with Indian Gaming Casinos;" "currently working with distribution in Sycuan, Valley View and Harrah's;" working with a "strategic partner" in the Las Vegas Market Place; and working with "Gorilla Marketing." Also, we note that you still mention on your website that Vince Nelson is the company's director of sales and marketing. However, in response to comment 20 of our letter dated February 8, 2013, you advised us that "Mr. Nelson is no longer an officer or employee of the company" and you deleted from your offering circular the disclosure about Mr. Nelson. Please advise or revise accordingly.

Government Regulation, page 22

5.   Regarding the disclosure in this section about concerns have been raised by "anti-smoking groups that use of the device still might carry health risks" and overstated claims of safety, please present the disclosure in a more balanced manner. For example, we note that the American Lung Association has supported the FDA's findings that e-cigarettes contain carcinogens and toxic chemicals, including ingredients found in antifreeze.

6.   Please update the disclosure in this section regarding the FDA to disclose that five U.S. Senators recently called on the FDA to issue deeming regulations asserting the agency's regulatory authority over e-cigarettes and whether the FDA has announced that it plans to issue such regulations. Also, expand the disclosure to briefly explain the phrase "deeming regulations."

7.   Please update the disclosure in the first bullet point on page 23. We note that Delaware lawmakers recently had a meeting regarding taxation of e-cigarettes and that Minnesota already taxes e-cigarettes.

8.   Please update the disclosure in the second bullet point on page 23. We note that on May 24, 2013, California's state senate approved a bill that would bring e-cigarettes under smoke-free laws covering public buildings, workplaces and restaurants. In addition, we note that New Jersey, North Dakota and Utah have policies banning the use of e-cigarettes and that other states are considering adoption of the ban.

46. Provide the financial statements required by Part F/S of this Offering Circular Section of Form 1-A, page 39

-General

9.   We note that you have submitted a quarterly disclosure statement to the OTC pink sheets bulletin board that includes unaudited interim financial statements as of and for the quarter ended March 31, 2013. Please explain to how you considered including these financial statements within your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): William T. Hart, Esq.